

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Jonathan P. Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, NY 10010

> **Re: Qomolangma Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 7, 2023**
> **File No. 001-41518**

Dear Jonathan P. Myers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation